UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 26, 2024

LAMF GLOBAL VENTURES CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41053	98-1616579
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9255 Sunset Blvd., Suite 1100

West Hollywood, California 90069

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (424) 343-8760

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	LGVCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	LGVC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LGVCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is a press release, dated March 26, 2024 (the “Press Release”), issued by LAMF Global Ventures Corp. I (“LAMF”) announcing that LAMF intends to convene and then adjourn, without conducting any business, LAMF’s extraordinary general meeting (the “EGM”), scheduled to occur on Thursday, March 28, 2024 at 11:00 a.m., Eastern Time, until Monday, April 1, 2024, at 11:00 a.m., Eastern Time, to give shareholders the opportunity to review a prospectus supplement the parties intend to file, pursuant to the determination of the chairperson of the EGM. The EGM will still be held in person at 1221 Avenue of the Americas, New York, NY 10020 and virtually at https://www.cstproxy.com/lamfglobal/2024. The EGM is being held to vote on the proposals described in LAMF’s definitive proxy statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024, relating to its proposed business combination (the “Business Combination”) with Nuvo Group Ltd., a limited liability company organized under the laws of the State of Israel (“Nuvo”), Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”), Nuvo Assetco Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Assetco”), and H.F.N Insight Merger Company Ltd., a limited liability company organized under the laws of the State of Israel and a wholly owned subsidiary of LAMF (“Merger Sub”). The deadline by which shareholders must exercise their redemption rights in connection with the EGM has been extended to Thursday, March 28, 2024, at 5:00 p.m., Eastern Time, which is two business days prior to the EGM.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filings of LAMF under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAMF GLOBAL VENTURES CORP. I

	By:	/s/ Simon Horsman
	Name:	Simon Horsman
	Title:	Chief Executive Officer

Dated: March 26, 2024

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